BEIJING	400 South Hope Street	SAN FRANCISCO
BRUSSELS	Los Angeles, California 90071-2899	SEOUL
CENTURY CITY		SHANGHAI
HONG KONG	TELEPHONE (213) 430-6000	SILICON VALLEY
JAKARTA†	FACSIMILE (213) 430-6407	SINGAPORE
LONDON	www.omm.com	TOKYO
NEWPORT BEACH		WASHINGTON, D.C.
NEW YORK

August 7, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Honda Finance Corporation
Form 10-12(G)
Filed June 28, 2013
File No. 000-54989

Dear Mr. Webb:

On behalf of American Honda Finance Corporation ( the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 24, 2013 (the “Letter”) regarding the above referenced Registration Statement on Form 10 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects such revisions. Amendment No. 1 also updates the Registration Statement to include other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

For the convenience of the Staff, each comment from the Letter corresponds to the numbered paragraph in the Letter and is restated in italics prior to the response to such comment. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1.

†	In association with Tumbuan & Partners

August 7, 2013 - Page 2

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

The Company acknowledges that the Registration Statement goes effective by lapse of time 60 days after June 28, 2013 pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and after that date the Company will be subject to the reporting requirements of the Exchange Act. The Company further acknowledges that the Staff will continue to review the Registration Statement until all of its comments have been addressed.

Item 1. Business

Incentive Financing Programs, page 13

2.	The accretion of unearned subsidy income is greater than your net income in 2013 and approximates 74% and 71% of your net income in 2012 and 2011. Since your incentive financing programs are a significant driver of your profitability, please revise MD&A to discuss and analyze the reasons for the increases in incentive financing income and the impact of these increases on your revenues, net income and liquidity. Please also describe and quantify the underlying commercial reasons for increases or decreases in financing incentives for specific new and used vehicles. In addition, based on the on-going significance of your financing incentives, please revise your disclosures that you offer these financing programs from “time to time.” Please refer to Item 303 of Regulation S-K.

The disclosure on pages 2, 7, 8, 13, 27, 29, 30, and 32 of the Registration Statement has been revised in response to the Staff’s comment.

The Company respectfully advises the Staff that the volume of incentive financing programs sponsored by American Honda Motor Co., Inc. (“AHM”) and Honda Canada Inc. (“HCI”) and the allocation of those programs between retail loans and leases may vary year to year depending upon the respective marketing strategies of AHM and HCI. AHM and HCI’s marketing strategies are based in part on their business planning, in which the Company does not participate. Consequently, the Company is unable to provide a description or quantification of the underlying commercial reasons for increases or decreases in financing incentives for specific new or used vehicles. Further, the Company’s analysis of its operations does not involve an evaluation of the revenue generated or asset balances represented by specific vehicles. The Company analyzes its consumer financing portfolio by the type of financing provided by the Company and not by specific vehicles. Additionally, AHM does not sponsor consumer incentive financing

August 7, 2013 - Page 3

programs for used vehicles and the impact of incentive financing programs that HCI sponsors for used vehicles is immaterial to the Company’s business, results of operations, cash flows, financial condition, and prospects.

The Company also respectfully advises the Staff that the impact of the incentive financing programs that AHM and HCI sponsor is immaterial to the Company’s dealer financing business.

Item 1A. Risk Factors

Risks Relating to Our Business, page 17

3.	We note recent news reports indicating that:

•	the National Highway Traffic Safety Administration may recall Honda Odyssey minivans due to braking issues; and

•	Honda will recall 2007-2008 Fit vehicles in the U.S. to repair power-window switches.

Please tell us whether you deem either event to be a material risk meriting disclosure and if so, revise your risk factor disclosure as appropriate. Also revise your disclosure to describe any past mandatory or voluntary recalls that have had a material adverse effect on your business.

The Company respectfully advises the Staff that the Company does not believe either of the above-referenced events presents a material risk to the Company’s business, results of operations, cash flows, financial condition or prospects. The Company further respectfully advises the Staff that no past mandatory or voluntary recalls have occurred that it believes have had a material adverse effect on its business, results of operations, cash flows, financial condition or prospects in fiscal years 2013, 2012 or 2011.

Item 10. Recent Sales of Unregistered Securities, page 52

4.	Revise the descriptions of the exempt transactions to provide all the information that Item 701 of Regulation S-K requires. In particular, please provide sufficiently detailed disclosure to comply with Items 701(b), (c) and (d). For example, and without limitation:

•	as to any securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold;

•	as to securities sold for cash, state the aggregate underwriting discounts or commissions; and

•	state briefly the facts relied upon to make the exemption(s) available.

The disclosure on pages 52-53 of the Registration Statement has been revised in response to the Staff’s comment.

August 7, 2013 - Page 4

Exhibits

5.	We note that certain exhibits have not been filed in their entirety. For example, Exhibits G, H-1, H-2 and H-3 have been omitted from Exhibit 10.5. These are only examples. Please ensure that all exhibits are filed in their entirety.

In response to the Staff’s comment, the Company has filed complete copies of Exhibits 4.3, 4.5, and 10.5 with Amendment No. 1. The Company respectfully advises the Staff that all exhibits to the Registration Statement are now filed in their entirety.

****

In connection with the submission of this letter, please find enclosed a written statement from the Company providing the acknowledgements requested in the Letter.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley
John-Paul Motley of O’Melveny & Myers LLP

Enclosure

cc:    Paul C. Honda, American Honda Finance Corporation

         Jan Zimmerman, American Honda Finance Corporation

         Glenn Yamamoto, American Honda Finance Corporation

         David Irving, Division of Corporation Finance

         Gus Rodriguez, Division of Corporation Finance

         David Lin, Division of Corporation Finance

[AHFC Letterhead]

August 7, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Honda Finance Corporation
Form 10-12(G)
Filed June 28, 2013
File No. 000-54989

Dear Mr. Webb:

On behalf of American Honda Finance Corporation ( the “Company”), in my capacity as Vice President, Finance and Administration of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul C. Honda
Paul C. Honda
Vice President, Finance and Administration